SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)[1]

MeiraGTx Holdings plc
(Name of Issuer)

Ordinary Shares, $.00003881 par value
(Title of Class of Securities)

G59665102
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G59665102	Page 2

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Johnson & Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	6,641,064
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	6,641,064
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,641,064
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		8.6%
12.	TYPE OF REPORTING PERSON		CO

CUSIP No. G59665102	Page 3

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Johnson & Johnson Innovation-JJDC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	-0-
	6.	SHARED VOTING POWER	6,641,064
	7.	SOLE DISPOSITIVE POWER	-0-
	8.	SHARED DISPOSITIVE POWER	6,641,064
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,641,064
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		8.6%
12.	TYPE OF REPORTING PERSON		CO

CUSIP No. G59665102	Page 4

AMENDMENT NO. 2 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Ordinary Shares of the Issuer on March 4, 2019 and Amendment No. 1 thereto on November 14, 2022 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are amended and restated to read in their entirety as follows:

Item 2(a). Name of Person Filing

This statement is being filed by Johnson & Johnson, a New Jersey corporation (“J&J”), and Johnson & Johnson Innovation-JJDC, Inc., a Delaware corporation (“JJDC”) (together, the Reporting Persons”). JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are directly beneficially owned by JJDC. J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC. The Joint Filing Agreement between the Reporting Persons was filed as Exhibit 1 to the Schedule 13G.

Item 2(a). Citizenship

J&J: New Jersey

JJDC: Delaware

Item 4. Ownership

The information requested in this item is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13G. Ownership percentage is based on 77,184,187 Ordinary Shares outstanding as of August 13, 2024, as reported in the Issuer’s Prospectus on Form 424B5 filed with the Securities and Exchange Commission on of August 12, 2024 relating to an offering of Ordinary Shares that closed on August 13, 2024.

CUSIP No. G59665102	Page 5

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2024

JOHNSON & JOHNSON
By:	/s/ Marc Larkins
Name:	Marc Larkins
Title:	Secretary

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By:	/s/ Jill McManus
Name:	Jill McManus
Title:	Assistant Treasurer